UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MERITAGE HOMES CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

59001A102

(CUSIP Number)

J. Kevin Mann, Esq.

Seltzer Caplan McMahon Vitek

750 B Street, Suite 2100

San Diego, California 92101

(619) 685-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP No. 59001A102

1.	Names of Reporting Person McCarthy Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300 *

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person MGI Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person CO

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person McCarthy Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person IA, CO

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Fulcrum Growth Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person PN

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Fulcrum GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Fulcrum Growth Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Fulcrum Homes, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Fulcrum Homes, LLC expressly disclaims any beneficial ownership of the shares listed in (i) — (viii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Fulcrum Real Estate, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Michael R. McCarthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person IN

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Dana C. Bradford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 6,000

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person IN

* Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Does not include 21,000 shares of unvested restricted stock, which Mr. Bradford has no power to vote or dispose.  Mr. Bradford expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Southwest Value Partners Fund XIV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person PN

** Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person SWVP Fund XIV GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

** Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Southwest Value Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

** Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person SWVP XIV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person OO

** Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person SWVP XIV Management Co., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person CO

** Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Robert G. Sarver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 201,300

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 201,300

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300***

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person IN

*** Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Does not include 18,000 shares of unvested restricted stock, which Mr. Sarver has no power to vote or dispose.  Mr. Sarver expressly disclaims any beneficial ownership of the shares listed in (ii) – (v) and (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Person Mark A. Schlossberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,300**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person IN

** Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana C. Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

This Amendment No. 3 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on August 16, 2007 and amended on August 17, 2007 and November 26, 2008 by McCarthy Group, LLC; MGI Holdings, Inc.; McCarthy Capital Corporation; Fulcrum Growth Partners II, L.P.; Fulcrum GP, L.L.C., Fulcrum Growth Partners III, L.L.C.; Fulcrum Homes, LLC; Fulcrum Real Estate, LLC; Michael R. McCarthy; Dana C. Bradford; Southwest Value Partners XIV, LP; SWVP Fund, XIV GP, LLC; Southwest Value Partners, LLC; SWVP XIV, LLC; SWVP XIV Management Co., Inc.; Robert G. Sarver and Mark A. Schlossberg (each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Meritage Homes Corporation, a Maryland corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.  Information regarding the ownership of Common Stock set forth herein is as of the close of business on May 7, 2012.

Item 1.                          Security and Issuer

Response unchanged.

Item 2.                          Identity and Background

Item 2 is hereby supplemented as follows:

As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 1,215,300 shares of Common Stock, representing approximately 3.7% of the shares of Common Stock presently outstanding.

Item 3.                          Source and Amount of Funds or Other Consideration

Response unchanged.

Item 4.                          Purpose of Transaction

Response unchanged.

Item 5.                          Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) — (b)   As a result of certain matters described in Items 2 and 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each Reporting Person may be deemed to beneficially own all of the Common Stock beneficially owned by the members of the group as a whole.  The Reporting Persons beneficially own in the aggregate approximately 1,215,300 shares of Common Stock, which represent approximately 3.7% of the class (based on 32,748,887 outstanding shares of Common Stock as of May 1, 2012, as reported in Issuer’s Form 10-Q filed May 3, 2012).  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

Such shares of Common Stock are beneficially owned by the Reporting Persons as follows:

Reporting Person(s)	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
McCarthy Group, LLC	1,215,300	(2)	3.7%	0	1,000,000	0	1,000,000
MGI Holdings, Inc.	1,215,300	(2)	3.7%	0	1,000,000	0	1,000,000
McCarthy Capital Corporation	1,215,300	(2)	3.7%	0	1,000,000	0	1,000,000
Fulcrum Growth Partners II, L.P.	1,215,300	(2)	3.7%	0	0	0	0
Fulcrum GP, L.L.C.	1,215,300	(2)	3.7%	0	0	0	0
Fulcrum Growth Partners III, L.L.C.	1,215,300	(2)	3.7%	0	0	0	0
Fulcrum Homes, LLC	1,215,300	(6)	3.7%	0	0	0	0
Fulcrum Real Estate, LLC	1,215,300	(2)	3.7%	0	1,000,000	0	1,000,000
Michael R. McCarthy	1,215,300	(2)	3.7%	0	1,000,000	0	1,000,000
Dana C. Bradford	1,215,300	(3)	3.7%	6,000	1,000,000	6,000	1,000,000
Southwest Value Partners Fund XIV, LP	1,215,300	(4)	3.7%	1,000,000	0	1,000,000	0
SWVP Fund XIV GP, LLC	1,215,300	(4)	3.7%	1,000,000	0	1,000,000	0
Southwest Value Partners, LLC	1,215,300	(4)	3.7%	1,000,000	0	1,000,000	0
SWVP XIV, LLC	1,215,300	(4)	3.7%	0	1,000,000	0	1,000,000
SWVP XIV Management Co., Inc.	1,215,300	(4)	3.7%	0	1,000,000	0	1,000,000
Robert G. Sarver	1,215,300	(5)	3.7%	201,300	1,000,000	201,300	1,000,000
Mark A. Schlossberg	1,215,300	(4)	3.7%	0	1,000,000	0	1,000,000

(1) Based on 32,748,887 shares of Common Stock outstanding as of May 1, 2012 (as reported in the Issuer’s Form 10-Q filed on May 3, 2012).

(2) Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

(3) Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value

Partners Fund XIV, LP.  Does not include 21,000 shares of unvested restricted stock, which Mr. Bradford has no power to vote or dispose.  Mr. Bradford expressly disclaims any beneficial ownership of the shares listed in (i) — (vi) above.

(4) Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) — (vii) above.

(5) Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Does not include 18,000 shares of unvested restricted stock, which Mr. Sarver has no power to vote or dispose.  Mr. Sarver expressly disclaims any beneficial ownership of the shares listed in (ii) — (v) and (vii) above.

(6) Includes (i) 181,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 11,500 shares of Common Stock held by Robert Sarver; (vii) 6,000 shares of Common Stock held by Dana Bradford; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Fulcrum Homes, LLC expressly disclaims any beneficial ownership of the shares listed in (i) — (viii) above.

(c)  The sales of Common Stock executed by each of the Reporting Persons within the last 60 days are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day, and (ii) the price per share at which the transactions were effected:

Fulcrum Homes, LLC:

Trade Date	Shares Sold	Sale Price per Share
3/9/2012	2,400	$28.01199
3/12/2012	50,000	$27.04421
3/13/2012	150,000	$27.86160
5/1/2012	373,400	$28.43450
5/2/2012	545,200	$28.40780
5/3/2012	64,920	$28.24720

All such transactions were effected in the secondary market through broker-dealers or an electronic trading network; there were no purchases of Common Stock by any of the Reporting Persons within the last 60 days.

(d)  Certain Reporting Persons are parties to a number of different operating agreements and partnership agreements pursuant to which non-Reporting Persons have rights to receive dividends from, or the proceeds of the sale of, Common Stock.  However, none of such non-Reporting Persons have the power to cause the sale of Common Stock nor to direct the receipt of dividends from, or proceeds from the sale of, Common Stock.

(e)  Each of the Reporting Persons ceased to be a beneficial owner of 5% or more of the Common Stock on May 2, 2012.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Reporting Persons have not entered into any formal written agreements with each other with respect to the acquisition or disposition of the shares or other matters reported herein.  Although certain Reporting Persons are parties to a number of different operating agreements and partnership agreements, each of such agreements were entered into in advance of the Reporting Persons’ discussions with respect to the securities of the Issuer, and except as described above in Item 4 and incorporated herein by this reference, the Reporting Persons have no other contracts, agreements, understandings or relationships with respect to the securities of the Issuer.

Item 7.                          Material to Be Filed as Exhibits

Response unchanged.

(signature pages follow)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	McCarthy Group, LLC,
a Delaware limited liability company

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	MGI Holdings, Inc.,
a Nebraska corporation

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	McCarthy Capital Corporation,
a Nebraska corporation

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	Fulcrum Growth Partners II, L.P.,
a Delaware limited partnership

		By:	Fulcrum GP, L.L.C.,
a Delaware limited liability company
		Its:	General Partner

		By:	McCarthy Capital Corporation,
a Nebraska corporation
		Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	Fulcrum GP, L.L.C.,
a Delaware limited liability company

		By:	McCarthy Capital Corporation,
a Nebraska corporation
		Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	Fulcrum Growth Partners III, L.L.C.,
a Delaware limited liability company

		By:	McCarthy Group, LLC,
a Delaware limited liability company
		Its:	Managing Member

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	Fulcrum Homes, LLC,
a Nebraska limited liability company

		By:	McCarthy Capital Corporation
a Nebraska corporation
		Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	Fulcrum Real Estate, LLC,
a Delaware limited liability company

		By:	McCarthy Capital Corporation
a Nebraska corporation
		Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	/s/ Michael R. McCarthy
Michael R. McCarthy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	/s/ Dana C. Bradford
Dana C. Bradford

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	Southwest Value Partners Fund XIV, LP,
a Delaware limited partnership

		By:	SWVP FUND XIV GP, LLC,
a Delaware limited liability company
		Its:	General Partner

		By:	Southwest Value Partners, LLC,
a Delaware limited liability company
		Its:	Member

		By:	SWVP XIV, LLC,
a Delaware limited liability company
		Its:	Manager

		By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	SWVP FUND XIV GP, LLC,
a Delaware limited liability company

		By:	Southwest Value Partners, LLC,
a Delaware limited liability company
		Its:	Member

		By:	SWVP XIV, LLC,
a Delaware limited liability company
		Its:	Manager

		By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	Southwest Value Partners, LLC,
a Delaware limited liability company

		By:	SWVP XIV, LLC,
a Delaware limited liability company
		Its:	Manager

		By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	SWVP XIV, LLC,
a Delaware limited liability company

		By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	SWVP XIV Management Co., Inc.,
a California corporation

		By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	/s/ Robert Gary Sarver
Robert Gary Sarver

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 14, 2012	/s/ Mark A. Schlossberg
Mark A. Schlossberg